January 28, 2010

Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:   Touchstone Investment Trust
      File Nos. 811-02538 and 002-52242


Dear Mr. Ganley:

This will confirm our telephone conversation on Wednesday January 19 and 21, 2010 regarding the 485(a) filing made by the Touchstone Investment Trust ("Registrant") on November 27, 2009. Your comment and the Registrant's response regarding the Advisory Fees of the Money Market Fund and Institutional Money Market Fund are set forth below:

PROSPECTUSES

Comment

You have inquired as to the reasons for the differences between the advisory fee for Touchstone Money Market Fund and the advisory fee for Touchstone Institutional Money Market Fund, as well as the Board's considerations thereof.

Response

The Board of Trustees reviews the advisory fees of each Fund during its annual contract renewal process. The Board of Trustees considered, among other items, the differences between the fees charged by each Fund and information regarding the shareholder base, cash flows and other operational differences between the Funds. The Board of Trustees concluded that the advisory fees charged by both Funds are not excessive. In reaching this conclusion, the Board of Trustees relied on, among other factors: (1) industry data comparing advisory fees and expense ratios of comparable investment companies; (2) comparative performance information; (3) the Advisor's and its affiliates' revenues and costs of providing services to the Funds; and (4) information about the Advisor's and Sub-Advisor's personnel. In addition, a discussion of the basis for the Board of Trustees' approval of the Funds' advisory agreements will be found in the Trust's March 31, 2010 Semiannual Report.


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In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary



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